7777 Glades Road Suite 300 Boca Raton, Florida 33434 Telephone: 561.483.7000 Facsimile: 561.483.7321 www.broadandcassel.com

June 11, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MedWorth Acquisition Corp.

Registration Statement on Form S-1

Filed May 20, 2013

File No. 333-188706

Ladies and Gentlemen:

On behalf of MedWorth Acquisition Corp., a Delaware corporation (“MedWorth”), we are submitting this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) in response to the comment letter dated June 7, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission. This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and describes the changes made to Amendment No. 1 in response to these comments.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

General

1.	We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports published or distributed prior to effectiveness.

MedWorth respectfully confirms to the Staff that it will, prior to effectiveness, provide the Staff with copies of (a) any written communications that are presented to potential investors and (b) research reports about MedWorth that are published or distributed by any broker or dealer participating in the offering.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

June 11, 2013

Prospectus Summary, page 1

General, page 1

2.	We note your response to our prior comment 2. We note on pages 62 and 63 that until the earlier of your consummation of an initial business combination or the liquidation of the trust account, Mr. Minnuto will present to you any acquisition opportunity with a target business prior to presenting such opportunity to Allied Medical. With a view to revised disclosure please tell us why you do not believe there would be a conflict of interest after your initial business combination. For example if Mr. Minnuto were to stay with the continuing entity after the combination it appears that his position at a potentially competing company could cause a conflict of interest with regard to ongoing business opportunities.

We have added disclosure to page 63 of Amendment No. 1 to clarify that if Mr. Minnuto remains with MedWorth following a business combination, he could have a conflict of interest with MedWorth with respect to ongoing business opportunities.

Risk Factors, page 14

3.	We note your response to our prior comment 9. Please revise to address scenarios that you discuss in the prospectus where you may need to issue more common stock and the risk of the dilutive effect on outstanding stock, such as on page 35. It may be useful to include this in a separate risk factor.

We have added a risk factor discussing the possible need to issue additional common stock to raise capital in the future and the resulting dilutive effect on the outstanding shares on page 26 of Amendment No. 1.

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 55

Release of Funds, page 57

4.	We note your response to our prior comment 66. Please revise to further clarify that the “$75,240 (or $85,662 if the overallotment option is exercised)” refers to your estimated tax obligation rather than the interest income earned on the trust account. In addition please revise to also quantify the estimated amount that may be released to fund your working capital. If an estimated amount of working capital cannot practicably be determined please consider quantifying the maximum amount that may be released for working capital or advise.

We have revised page 57 of Amendment No. 1 to clarify the disclosure relating to “Release of Funds” to indicate that the tax obligations are estimated to be zero and that the estimated interest income earned on the trust account is $75,240, or $85,662 if the overallotment option is exercised.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

June 11, 2013

Certain Transactions, page 68

5.	We note from your response to our prior comment number 24 that since Messrs. Rein, Savage and Swartz have paid approximately $.015 per share, the estimated fair market value of the shares in connection with their transfer, no compensation will be recorded. Please revise your disclosure on page 68 to indicate the consideration paid by these parties for the shares that were transferred.

We have revised page 69 of Amendment No. 1 and throughout as appropriate to reflect the cash consideration paid by each transferee for his shares.

6.	Also, we note the disclosure added on page 68 indicating that in May 2013, Mr. Fistel, the Company’s chief executive officer, chief financial officer, treasurer and director transferred 164,999 shares to Anthony Minnuto, the Company’s chairman of the board and secretary and 4,001 shares to Stephen B. Cichy, the Company’s president and chief operating officer. Please tell us and revise the disclosure on page 68 to explain the nature and amount of any consideration that was paid by these parties in connection with the transfer of the shares. If no consideration was paid in connection with the transfer, please indicate whether the company will recognize compensation expense in its financial statements pursuant to the guidance in SAB Topic 5:T.

We have revised page 69 of Amendment No. 1 and throughout as appropriate to reflect the cash consideration paid by Mr. Minnuto and Mr. Cichy for their shares.

7.	Furthermore, to the extent that any consideration paid in connection with the transfer of the shares is less than the expected public offering price of $8 per share, please explain why you believe the transfer price represents the fair value of the shares on the date of transfer.

As indicated in Amendment No. 1, the shares were transferred by the transferors to the transferees at the same price originally paid by the transferors for such shares. From the time that the transferors received the shares until the time they transferred them, there was no meaningful increase in the fair value of such shares. Furthermore, at the time of the transfers, there was (and there still is) a substantial amount of effort required to complete and promote the offering.  For example, MedWorth has not yet begun its roadshow to promote the offering and, therefore, the chances of the offering’s success were no greater at the time of transfer than at the time of initial issuance of the shares. Accordingly, MedWorth determined that the fair value of such shares was equal to the original purchase price and not the public offering price.  For the foregoing reasons, MedWorth has determined that no compensation charge is necessary.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

June 11, 2013

We trust that this response letter satisfactorily responds to the Comment Letter. If the Staff has any follow-up questions, please call me at 561-218-8856. We appreciate your assistance.

Very truly yours,

BROAD AND CASSEL

/s/ Nina S. Gordon
Nina S. Gordon, P.A.

cc:	Anthony Minnuto
Charles F. Fistel
Stephen B. Cichy

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH